UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

ICONIX BRAND GROUP INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

451055107

(CUSIP Number)

Cameron Olsen
Unit A, Brook Park East

Shirebrook
NG20 8RY

United Kingdom

+44 845 1299 289

with copies to

David M. Grimes

Reed Smith LLP

599 Lexington Avenue

Floor 22

New York, NY 10022

(212) 548-0240

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451055107

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sports Direct International plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,664,115 shares of common stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,664,115 shares of common stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,664,115 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%
14	TYPE OF REPORTING PERSON CO

The following constitutes Amendment No. 15 (“Amendment No. 15”) to the Schedule 13D filed by the undersigned on January 5, 2016 as amended by Amendment No. 1 thereto filed on January 13, 2016, Amendment No. 2 thereto filed on January 21, 2016, Amendment No. 3 thereto filed on August 11, 2016, Amendment No. 4 thereto filed on August 23, 2016, Amendment No. 5 thereto filed on November 15, 2016, Amendment No. 6 thereto filed on January 17, 2017, Amendment No. 7 thereto filed on March 3, 2017, Amendment No. 8 thereto filed on March 31, 2017, Amendment No. 9 thereto filed on May 18, 2017, Amendment No. 10 thereto filed on June 7, 2017, Amendment No. 11 thereto filed on November 3, 2017, Amendment No. 12 thereto filed on March 20, 2018, Amendment No. 13 thereto filed on May 23, 2018 and Amendment No. 14 thereto filed on June 1, 2018 (as amended, the “Schedule 13D”). This Amendment No. 15 amends the Schedule 13D as specifically set forth below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On July 25, 2018, the Reporting Person entered into a Cooperation Agreement (the “Cooperation Agreement”) with the Issuer. Pursuant to the Cooperation Agreement, the Issuer agreed that the board of directors of the Issuer (the “Board”) will appoint Justin Barnes, an individual designated by the Reporting Person (the “Initial Investor Director”), as a director of the Issuer to serve until the Issuer’s 2018 annual meeting of stockholders (the “2018 Annual Meeting”) and designate James Marcum as an additional director identified by the Reporting Person (the “Additional Investor Director,” and together with the Initial Investor Director, the “Investor Directors”). Pursuant to the Cooperation Agreement, the Board will nominate each of the Investor Directors for election as directors of the Issuer at the 2018 Annual Meeting and recommend, support and solicit proxies for the election of each of the Investor Directors at the 2018 Annual Meeting in the same manner and to the same extent as for the Issuer’s other nominees. Additionally, subject to the terms of the Cooperation Agreement, the Reporting Person has the right to appoint a non-voting Board and committee observer (who resides in the United States of America), who has not yet been identified by the Reporting Person.

The Cooperation Agreement further provides that the Issuer’s slate of nominees for election as directors of the Issuer at the 2018 Annual Meeting (the “Issuer Slate”) will consist of not more than six (6) director nominees, including the Initial Investor Director, the Additional Investor Director, Peter Cuneo, Drew Cohen, Mark Friedman and Sue Gove. The Issuer Slate may consist of seven (7) director nominees, however, if the Issuer’s permanent Chief Executive Officer is identified and appointed prior to the mailing date of the Issuer’s proxy statement for the 2018 Annual Meeting. The Issuer also agreed that following the 2018 Annual Meeting and during the Standstill Period (as defined below), the size of the Board will be no more than six (6) directors (except that the Board may be expanded to seven (7) directors to appoint the Issuer’s permanent Chief Executive Officer as a director, once identified).

Pursuant to the Cooperation Agreement, the Issuer will use its reasonable best efforts to (i) hold the 2018 Annual Meeting no later than October 1, 2018 and (ii) hold the Issuer’s 2019 annual meeting of stockholders (the “2019 Annual Meeting”) prior to May 31, 2019.

In connection with the execution of the Cooperation Agreement, the Reporting Person has withdrawn the notice submitted to the Secretary of the Issuer on May 31, 2018 regarding the Reporting Person’s intention to nominate a slate of nominees for election to the Board at the 2018 Annual Meeting.

Under the Cooperation Agreement, (i) the Board will appoint the Initial Investor Director to each of the Nominating and Governance Committee of the Board and the ad hoc CEO Search Committee of the Board and (ii) the Additional Investor Director will continue to serve as a member of the Audit Committee of the Board. Additionally, the Issuer agreed to establish a non-Board steering committee (the “Steering Committee”) to undertake an operational review of the Issuer’s business and make recommendations to the Board regarding such matters. The Steering Committee will remain in effect during the Standstill Period and will initially consist of each of the Investor Directors, Messrs. Friedman and Cuneo, Ms. Gove and the Issuer’s new permanent Chief Executive Officer, once identified and appointed.

The Reporting Person is subject to certain customary standstill and voting restrictions under the Cooperation Agreement during the period from the date of the Cooperation Agreement until the earlier of (i) the date that is thirty (30) days prior to the deadline for the submission of stockholder nominations for directors for the 2019 Annual Meeting, (ii) the date that is thirteen (13) months after the date of the 2018 Annual Meeting, (iii) the date of any breach by the Company in any material respect of its obligations under the Cooperation Agreement (subject to a cure period) and (iv) upon written notice from Sports Direct to the Company following the announcement by the Company of a definitive agreement (or the intent to enter or to seek to enter into a definitive agreement) with respect to certain extraordinary transactions specified in the Cooperation Agreement (the “Standstill Period”). Each of the parties to the  Cooperation Agreement has also agreed to customary mutual non-disparagement obligations which will remain in effect during the Standstill Period.

Pursuant to the Cooperation Agreement, the Reporting Person will vote all shares of the Issuer’s common stock, $0.001 par value per share (the “Common Stock”), which it is entitled to vote in favor of (i) the Issuer Slate; (ii) the Issuer’s reverse stock split proposal; and (iii) the Board’s recommendations with respect to any other proposals presented at the 2018 Annual Meeting, to the extent Institutional Shareholder Services (ISS) concurs and such recommendations have been accurately described in writing to the Reporting Person prior to July 25, 2018.

The Cooperation Agreement requires that both of the Investor Directors resign from the Board and all applicable committees of the Board (subject to the Board accepting such resignation), if (i) at any time the Reporting Person’s aggregate beneficial ownership of the Common Stock is less than four percent (4.0%) of the then-outstanding shares of the Common Stock, or (ii) the Reporting Person or any of its affiliates nominates one or more director candidates for election to the Board at the 2019 Annual Meeting.

The foregoing description of the Cooperation Agreement is qualified in its entirety be reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

On July 25, 2018, the Reporting Person and the Issuer entered into the Cooperation Agreement described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7. Materials to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibit:

Exhibit	Description

99.1	Cooperation Agreement, dated July 25, 2018

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, such person hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2018

Sports Direct International plc

By:	/s/ Cameron Olsen
Name: Cameron Olsen
Title: Company Secretary